X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

07027337

<u>**DELIVERED BY MAIL**</u>

SEC MAIL PROCESSING RECEIVED OCT 1 5 2007 WASH, D.C. 186 SECTION

September 25, 2007

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the Report of Voting Results for the X-Cal Annual and Special Meeting held on September 24, 2007.

Sincerely,

X-CAL RESOURCES LTD.

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

Sharon MacLellan

cws/encl

X-CAL RESOURCES LTD.

(the "Corporation")

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102-Continious Disclosure Obligations, the Corporation hereby advises the results of the voting on the matters submitted to the Annual Meeting (the "Meeting") of shareholders of the Corporation held on Monday, September 24, 2007. At the Meeting, the Shareholders were asked to consider certain matters outlined in the Notice of Meeting and Information Circular of the Corporation dated August 20, 2007 (the "Proxy Circular").

The matters voted upon at the Meeting and the results of the voting were as follows:

General Business		Outcome of Vote	Votes By Ballot		
1.	Determination of the number of directors at six and the election of the nominees to the board of directors as set forth in the Proxy Circular	Passed	-	-	-
2.	The re-appointment of Smythe Ratcliffe, Chartered Accountants, as auditors for the Corporation and authorizing the directors to fix their remuneration.	Passed	-	-	-
3.	The authorization to change the name of the Corporation to X-Cal Gold Ltd.	Passed	-	-	-
4.	Ratification of the actions of Directors and Officers.	Passed	-	-	-

DATED this 25th day of September, 2007.

X-CAL RESOURCES LTD.

END

Per: "Shawn Kennedy"
President